UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68719

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WINTOUR & COMPANY, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

213 FULTON STREET
(No. and Street)

WESTBURY	NEW YORK	
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRISTIAN WINTOUR	516-535-0020	cwintour@wintourco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & CO LLP
(Name – if individual, state last, first, and middle name)

C-7/227, Sector-7	Rohini, New Delhi	India	11085
(Address)	(City)	(State)	(Zip Code)

2/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wintour & Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon
and
Supplemental Report on Internal Controls

For the Year-Ended December 31, 2021

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities
and Exchange Act of 1934. A statement of Financial Condition, bound separately, has been
filed with the Securities and Exchange Commission simultaneously herewith as a public
document.*

Wintour & Company, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2021

Assets

Cash and Cash Equivalents	133,408
Prepaid Expenses	450
Total Assets	$ 133,858

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts Payable	$ 2,310
Total Liabilities	$ 2,310
Common Stock: 200 Shares Authorized, 53 issued and Outstanding, no stated value	$ 56,000
Additional Paid-In Capital	(714,009)
Retained Earnings	797,054
Net Income	(7,497)
Total Shareholder's Equity	$ 131,548
Total Liabilities and Shareholder's Equity	$ 133,858

The accompanying notes are an integral part of these financial statements.